

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 12, 2023

Seamus McAuley
Chief Executive Officer
Bright Green Corp
1033 George Hanosh Boulevard
Grants, NM 87020

> **Re: Bright Green Corp**
> **Registration Statement on Form S-3**
> **Filed June 5, 2023**
> **File No. 333-272431**

Dear Seamus McAuley:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Grant Levine